[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

                                November 3, 2005





VIA EDGAR AND HAND DELIVERY

Todd K. Schiffman, Esq.
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

          Re:      NYSE Group, Inc.
                   Registration Statement on Form S-4, Amendment No. 3 Filed on November 3, 2005
                   File Number 333-126780

Dear Mr. Schiffman:

          On behalf of NYSE Group, Inc. ("NYSE Group"), set forth below are responses to the comments of the Staff of the Division of Corporate Finance of the Securities and Exchange Commission (the "SEC") that appeared in your letter, dated November 1, 2005, with respect to the filing referenced above. We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, the New York Stock Exchange, Inc. (the "NYSE") and Archipelago Holdings, Inc. ("Archipelago") regarding the Staff's comments relating to the NYSE and Archipelago, respectively. For the Staff's convenience, the text of the Staff's comments is set forth below in bold followed in each case by the response.


          With this letter, NYSE Group is filing Amendment No. 3 ("Amendment No. 3")


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[Wachtell, Lipton, Rosen & Katz Logo]

Todd K. Schiffman, Esq.
November 3, 2005
Page 2

to its Registration Statement on Form S-4 (the "Registration Statement"). All page references in the responses set forth below are to the pages of Amendment No. 3. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3.


GENERAL

1. PLEASE REVISE THROUGHOUT THE DOCUMENT TO DISCLOSE THE INCREASE IN THE FAIR MARKET VALUE OF ARCHIPELAGO STOCK AND THE POTENTIAL IMPACT ON THE PURCHASE PRICE OF ARCHIPELAGO AND THE FINANCIAL STATEMENTS OF THE COMBINED ENTITIES WHEN THE MERGER TRANSACTION IS COMPLETED. PROVIDE THIS DISCLOSURE IN RELEVANT SECTIONS (E.G., SECTIONS SUCH AS RISK FACTORS, COMPARATIVE HISTORICAL AND PRO FORMA PER MEMBERSHIP AND PER SHARE DATA, ETC.) AND WHEREVER YOU DISCLOSE THE PRICE ASSIGNED TO ARCHIPELAGO SHARES TO ARRIVE AT THE PRELIMINARY PURCHASE PRICE.

          RESPONSE: In accordance with paragraph 22 of Statement of Financial Accounting Standard No. 141, Business Combinations ("FAS 141"), NYSE Group believes that the date used in assigning values to publicly traded equity securities issued in a business combination is the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced. NYSE Group noted that paragraph 49 of FAS 141 refers to determining the cost of an acquired entity as of the date of acquisition (i.e., the date assets are received and other assets are given or securities are issued). However, this apparent contradiction within FAS 141 (as carried forward from APB 16) was considered by the Emerging Issues Task Force ("EITF") in EITF No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination.

          In EITF No. 99-12, the Task Force reached a consensus confirming that the date used to value such securities is the date the terms of the combination were agreed to and announced; therefore following paragraph 22 of FAS 141. The Task Force members observed that the "reasonable period" referred to in paragraph 22 of FAS 141 is intended to be very short, such as a few days before and after the acquisition is agreed to and announced. In an August 2001 letter to the Financial Accounting Standards Board, the Commission stated that it will continue to presume that the "reasonable period" should be interpreted to require that registrants use a period of time beginning two days before and ending two days after the date that the terms of the acquisition are agreed to and announced in determining the fair value of the securities issued to effect the business combination.

          As such, NYSE Group believes its accounting for the acquisition of Archipelago is correct. Disclosure has been added on pages 20, 21, 265, and 271.

2.        PLEASE INCLUDE YOUR INTERNET ADDRESS. REFER TO ITEM 14(A) OF FORM S-4.


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[Wachtell, Lipton, Rosen & Katz Logo]

Todd K. Schiffman, Esq.
November 3, 2005
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          RESPONSE: Internet addresses for NYSE Group, the NYSE and Archipelago have been added on page 6.

RISK FACTORS, PAGE 23
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ANY PERMITTED DIVIDEND THAT MAY..., PAGE 24


3. PLEASE STATE THAT COUNSEL HAS OPINED ON THE MATTERS DISCUSSED IN THIS RISK FACTOR.

          RESPONSE: In response to the Staff's comment, the disclosure on page 24 has been revised.


THE NYSE IS A PARTY TO THE PENDING LAWSUITS IN CONNECTION WITH THE MERGERS, PAGE 27

4. WE NOTE YOUR NEW DISCLOSURE STARTING ON PAGE 119 CONCERNING THE LITIGATION INVOLVING THE MERGER OF THE NEW YORK STOCK EXCHANGE AND ARCHIPELAGO. PLEASE REVISE TO INCLUDE A SUMMARY OF THIS LITIGATION AND REFER THE INVESTOR TO THIS SECTION.

          RESPONSE: In response to the Staff's comment, the disclosure on pages 27-28 has been revised.


LEGAL PROCEEDINGS RELATING TO THE MERGERS -- IN RE NEW YORK STOCK EXCHANGE..., PAGE 119

5. WE NOTE ON PAGE 122 THE LIST OF ADDITIONAL INFORMATION RELEVANT TO THE ALLEGATIONS. PLEASE REVISE TO RELATE THIS LIST OF ADDITIONAL INFORMATION FROM PAGE 122 TO THE APPROPRIATE ALLEGATION ON PAGES 120 TO 121 (E.G., "THE MERGERS--CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS--RELATIONSHIPS WITH LAZARD" TO "THE ORIGINAL S-4 AND FIRST AMENDED S-4 DO NOT DISCLOSE THAT WACHTELL LIPTON, COUNSEL TO THE NYSE, WAS REPRESENTING LAZARD...").

          RESPONSE: In response to the Staff's comment, the disclosure on pages 120-123 has been revised.


SUMMARY DISCLOSURES ABOUT CONTRACTUAL OBLIGATIONS..., PAGE 237

6. PLEASE CONFIRM YOUR COMPLIANCE WITH DISCLOSURE REQUIREMENTS OF OFF-BALANCE SHEET ARRANGEMENTS. REFER TO RELEASE NUMBER 33-8182 AND
          ITEM 303 OF REGULATION S-K.

          RESPONSE: The NYSE supplementally advises the Staff that it does not have any requiring disclosure in the Management's Discussion and Analysis.


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[Wachtell, Lipton, Rosen & Katz Logo]

Todd K. Schiffman, Esq.
November 3, 2005
Page 4
                                      * * *



          Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1327 or my colleague David Lam at
(212) 403-1394.


                                                 Very truly yours,


                                                 /s/ David C. Karp

Enclosures

cc:       Isa Farhat, Esq.
          Donald Walker, Esq.
          Timothy Geishecker, Esq.
                  Securities and Exchange Commission

          John A. Thain
          Richard P. Bernard, Esq.
          Kevin J.P. O'Hara, Esq.
                  NYSE Group, Inc.

          John Evangelakos, Esq.
          Catherine M. Clarkin, Esq.
                  Sullivan & Cromwell LLP

          David K. Lam, Esq.
                  Wachtell, Lipton, Rosen & Katz